

June 25, 2009

**Via Facsimile (888) 329-8274 and U.S. Mail**

Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA  94301

**Re:     Emulex Corporation**
**          Additional Definitive Soliciting Materials filed by Broadcom Corporation and**
**            Fiji Acquisition Corporation**
**          Filed June 23, 2009**
**          File No. 001-31353**

Dear Mr. King:

    We have reviewed your filings and have the following comments.

**Additional Definitive Soliciting Materials filed June 23, 2009**

1.      Each statement or assertion of opinion or belief must be clearly characterized as such,
        and a reasonable factual basis must exist for each such opinion or belief.  Support for
        opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to
        the staff on a supplemental basis.  We note your assertions on page 5 of the investor
        presentation that Emulex has a "track record of underperformance" and that its board and
        management have shown an "Inability to deliver satisfactory results."

2.      We note your statement on page 7 of the investor presentation that if the consent
        solicitation fails, Emulex security holders "will be denied the opportunity to act until the
        annual stockholder meeting, which could be as late as 2010 . . ."  In this respect, we note
        that Emulex announced in early June that its annual meeting will be held on November
        19, 2009.  Please provide corrective disclosure.

Closing Information

       Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,


                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers & Acquisitions